UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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NORFOLK SOUTHERN RAILWAY COMPANY
(Exact name of registrant as specified in its charter)

Virginia	1-743 1-3744 1-4793 1-546-2	52-6002016
(State or other jurisdiction	(Commission	(IRS Employer
Of incorporation)	File Number)	Identification No.)

Three Commercial Place
Norfolk, Virginia  23510-9191
(Address of principal executive offices)

(757) 629-2680
(Registrant's telephone number, including area code)

No Change
(Former name or former address, if changed since last report)

Norfolk and Western Railway Company 4.85% Subordinated Income Debentures, due November 15, 2015; Guarantee of Norfolk Southern Railway Company with respect to $1,754,900 principal amount of Norfolk and Western Railway Company 4.85% Subordinated Income Debentures due November 15, 2015
(Title of each class of securities covered by this form)

Norfolk Southern Railway Company 9 3/4% Notes, due June 15, 2020; Norfolk Southern Railway Company 7 7/8% Notes, due May 15, 2043
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule  provision(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)      [ x ]                   Rule 12h-3(b)(1)(i)         [ x ]
   Rule 12g-4(a)(1)(ii)     [    ]                   Rule 12h-3(b)(1)(ii)        [   ]
   Rule 12g-4(a)(2)(i)      [    ]                   Rule 12h-3(b)(2)(i)         [   ]
   Rule 12g-4(a)(2)(ii)     [    ]                   Rule 12h-3(b)(2)(ii)        [   ]
                                                               Rule 15d-6                     [   ]

        Approximate number of holders of record as of the certification or notice date:  0

 Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

 SIGNATURES

                                                                       NORFOLK SOUTHERN RAILWAY COMPANY
                                                                       (Registrant)

                                                                        /s/ Reginald J. Chaney

                                                                       _________________________________
                                                                       Name:     Reginald J. Chaney
                                                                       Title:        Corporate Secretary

Date:  December 2, 2004

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.